Filed by Foot Locker, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Foot Locker, Inc.
Commission File No.: 001-10299
Date: May 15, 2025

FL - DKS Leader Q&A

Background & Rationale

1.	What are the benefits of this transaction?

•	This transaction marks the start of an exciting new chapter for Foot Locker and is a testament to the team’s hard work and dedication.
•	As you know, the retail industry is rapidly evolving and we are navigating an increasingly complex macro environment. By joining forces with DICK’S, we will be able to provide an even stronger global platform for our partners.
•	This will better position us to serve our consumers’ ever-evolving needs through iconic concepts, enhanced store designs and omnichannel experiences, as well as a product mix that that appeals to our different customer bases.
•	DICK’S aims to invest in and grow Foot Locker’s brand to position the combined company for long-term success and profitable growth.
•	We are confident that together we will be able to continue expanding sneaker culture, elevating the omnichannel experience for our customers and brand partners, and enhancing our position in the industry.

2.	Why DICK’S?

•	DICK’S is a leading omnichannel retailer among athletes and outdoor enthusiasts. The business was founded in 1948 and today has more than 850 stores serving millions of customers across the U.S.
•	Like Foot Locker, DICK’S has been successful in building a strong omnichannel athlete experience, differentiated product assortment and deep engagement with its customers.
•	Importantly, DICK’S recognizes the power of Foot Locker’s operations and the cultural significance and brand equity that we have built within the communities we serve.
•	Our companies also share similar foundational values – integrity, excellence, innovation and teamwork – and DICK’S aims to invest in and grow our business to position the combined company for long-term success and profitable growth.
•	Upon close, we expect DICK’S to operate Foot Locker as a standalone business unit within its portfolio and maintain our brands.
•	We are confident that together with DICK’S, we will be even better positioned to expand sneaker culture, elevate the omnichannel experience for our customers and brand partners, and enhance our position in the industry.

3.	Was the Board’s decision unanimous?

•	Yes.

Terms

4.	What are the terms of the definitive agreement?

•	Under the terms of the agreement, DICK’S will acquire Foot Locker for an enterprise value of approximately $2.5 billion. At close, shareholders will have the choice to receive $24.00 in cash, 0.1168 shares of DICK’S common stock for each share of Foot Locker common stock, or a combination of cash and stock.

•	Based on the closing price of Foot Locker common stock on May 14, 2025, the $24.00 per-share consideration represents a premium of approximately 86.5% to Foot Locker’s May 14, 2025 closing price and a premium of nearly 100% to Foot Locker’s 30-day volume weighted average price.
•	The cash and stock election structure allows our shareholders to elect their desired mix of receiving significant and immediate cash value at closing or the opportunity to benefit from the substantial potential upside of the combined company going forward.
•	The transaction is expected to close in the second half of 2025, subject to customary closing conditions, including regulatory approvals and approval by Foot Locker’s shareholders.

5.	Why is there a stock component? Why this deal structure?

•	We carefully considered and negotiated the structure of the transaction to maximize value for shareholders and we believe our agreement does that.
•	The cash and stock election structure allows our shareholders to choose their desired mix of receiving significant and immediate cash value at closing or the opportunity to benefit from the substantial potential upside of the combined company going forward.

6.	What happens if a third party emerges with a higher bid? What would you do if you receive another offer?

•	We’re not going to comment on hypothetical scenarios.
•	Our Board knows its fiduciary duty and is well-advised.
•	If pressed: If we receive an alternative proposal, our Board will evaluate it consistent and in accordance with the terms of the merger agreement.

7.	Is there a breakup fee? Does it go both ways? How much?

•	Under specified circumstances in accordance with the terms of the Merger Agreement, the Company may be required to pay a termination fee in cash to DICK’S equal to $59,500,000.
•	Upon termination of the Merger Agreement under specified circumstances, DICK’S may be required to pay the Company a reverse termination fee in cash equal to $95,500,000.

Approvals & Timing

8.	When is the transaction expected to close?

•	We expect the transaction to close in the second half of 2025, subject to customary closing conditions, including regulatory approvals and approval by Foot Locker’s shareholders.

9.	What is the path to close? What approvals are required?

•	We expect the transaction to close in the second half of 2025, subject to customary closing conditions, including regulatory approvals and approval by Foot Locker’s shareholders.

10.	When will the shareholder vote take place?

•	We intend to hold a special meeting of shareholders as soon as feasible.
•	Details on the meeting will be available in our definitive proxy materials once they are filed.

Integration

11.	How will Foot Locker be integrated into DICK’S?

•	It’s important to keep in mind that this announcement is just the first step in a process that will take time to complete. There are still many things to be determined about how the two companies will come together.
•	Nothing is changing in the near-term and we remain focused on executing on our strategic priorities.
•	DICK’S expects to operate Foot Locker as a standalone business unit within its portfolio and maintain the Foot Locker brands.
•	We also know that DICK’S is excited to welcome our talented team and dedicated Stripers around the world, while honoring and amplifying our passion and expertise for our business.
•	While we don’t yet have all the answers, we are committed to being transparent and keeping you informed as we have updates to share.

12.	What will be the combined company’s footprint? Headcount?

•	It’s important to keep in mind that this announcement is just the first step in a process that will take time to complete. There are still many things to be determined about how the two companies will come together.
•	We know that DICK’S views our real estate portfolio as complementary to theirs and sees the combined company as one that will create a global platform within the growing sports retail industry that serves a broader set of consumers across differentiated concepts.
•	We also know that DICK’S is excited to welcome our talented team and dedicated Stripers around the world, while honoring and amplifying our passion and expertise for our business.
•	DICK’S expects to operate Foot Locker as a standalone business unit within its portfolio and maintain the Foot Locker brands. They do not have plans to change the office in St. Petersburg at this time.
•	While we don’t yet have all the answers, we are committed to being transparent and keeping you informed as we have updates to share.

13.	Will Foot Locker’s leadership team remain in place? Is Mary staying? Is Frank staying? What will Mary’s and Frank’s roles be going forward?

•	It’s important to keep in mind that this announcement is just the first step in a process that will take time to complete. There are still many things to be determined about how the two companies will come together.
•	Mary and Frank will remain in their current roles and stay focused on executing our Lace Up plan as we work towards closing this exciting transaction.
•	We are committed to being transparent and keeping you informed as we have updates to share.

14.	What will happen to the Foot Locker name and brand? What about other banners? Online channels / apps?

•	It’s important to keep in mind that this announcement is just the first step in a process that will take time to complete. There are still many things to be determined about how the two companies will come together.
•	DICK’S expects to operate Foot Locker as a standalone business unit within its portfolio and maintain the Foot Locker brands.
•	We also know that DICK’S admires the cultural significance and brand equity that Foot Locker has built within the communities we serve and that they are excited to welcome our talented team and dedicated Stripers around the world, while honoring and amplifying our passion and expertise for our business.
•	While we don’t yet have all the answers, we are committed to being transparent and keeping you informed as we have updates to share.

15.	Will DICK’S continue to operate WSS, atmos, Champs?

•	It’s important to keep in mind that this announcement is just the first step in a process that will take time to complete.
•	DICK’S expects to operate Foot Locker as a standalone business unit within its portfolio and maintain the Foot Locker brands.
•	DICK’S has also noted they expect the combined company to serve consumers worldwide and we know that DICK’S sees the combined company as one that will create a global platform within the growing sports retail industry that serves a broader set of consumers across differentiated concepts.
•	DICK’S is excited to welcome our talented team and dedicated Stripers around the world, while honoring and amplifying our passion and expertise for our business.
•	While we don’t yet have all the answers, we are committed to being transparent and keeping you informed as we have updates to share.

16.	Will there be any changes to our operations in Europe? Asia Pacific?

•	It’s important to keep in mind that this announcement is just the first step in a process that will take time to complete.
•	DICK’S has noted they expect the combined company to serve consumers worldwide and we know that DICK’S sees the combined company as one that will create a global platform within the growing sports retail industry that serves a broader set of consumers across differentiated concepts.
•	We also know that DICK’S is excited to welcome our talented team and dedicated Stripers around the world, while honoring and amplifying our passion and expertise for our business.
•	While we don’t yet have all the answers, we are committed to being transparent and keeping you informed as we have updates to share.

17.	What will happen to the new HQ / campus in Florida?

•	DICK’S has no plans to change the office in St. Petersburg at this time.
•	It’s important to keep in mind that this announcement is just the first step in a process that will take time to complete. There are still many things to be determined about how the two companies will come together.
•	While we don’t yet have all the answers, we are committed to being transparent and keeping you informed as we have updates to share.

Team Members

18.	What does this transaction mean for team members?

•	We know that DICK’S is excited to welcome our talented team and dedicated Stripers around the world, while honoring and amplifying our passion and expertise for our business.
•	DICK’S aims to invest in and grow our business to position the combined company for long-term success and profitable growth.
•	Importantly, our companies have similar foundational values – integrity, excellence, innovation and teamwork – and we are confident DICK’S is the right partner to help us unlock Foot Locker’s full potential.

•	For now, nothing is changing, and you should not expect any near-term changes to our business priorities or your roles and responsibilities.
•	The best thing we can all do is stay focused on our Lace Up Plan and continue delivering for our brand partners and consumers worldwide.

19.	Will there be layoffs in connection with this transaction?

•	We know that DICK’S is excited to welcome our talented team and dedicated Stripers around the world, while honoring and amplifying our passion and expertise for our business.

•	DICK’S expects to operate Foot Locker as a standalone business unit within its portfolio and maintain the Foot Locker brands.

•	This transaction is about investing in Foot Locker to grow our business and position the combined company for long-term success, and we expect there will be opportunities for many of our team members as part of a larger company.

20.	Will there be any changes to salaries, benefits or compensation as a result of the transaction? How will this affect my 401(k) plan?

•	Until the transaction closes, we will continue to operate under our current compensation and benefit programs.
•	To the extent any changes are made after the transaction closes, those will be communicated as those decisions are made.

21.	Are there any plans to combine certain businesses within Foot Locker and DICK’S?

•	It’s important to keep in mind that this announcement is just the first step in a process that will take time to complete.
•	DICK’S expects to operate Foot Locker as a standalone business unit within its portfolio and maintain the Foot Locker brands.
•	We know that DICK’S sees the combined company as one that will create a global platform within the growing sports retail industry that serves a broader set of consumers across differentiated concepts.
•	While we don’t yet have all the answers, we are committed to being transparent and keeping you informed as we have updates to share.

22.	What are our strategy plans going forward? Does this mean our Lace Up Plan will change?

•	Nothing is changing today, and you should not expect any near-term changes to our business priorities or your roles and responsibilities.
•	This announcement is a testament to our team’s hard work and strong execution of our Lace Up plan, which has continued to generate significant positive momentum even in the face of the rapidly evolving and increasingly complex macro environment.
•	We are confident DICK’S is the right partner to help us advance initiatives that are part of our Lace Up Plan and unlock Foot Locker’s full potential.
•	DICK’S aims to invest in and grow our brand to position the combined company for long-term success and profitable growth.
•	The best thing we can all do is stay focused on our Lace Up Plan and continue delivering for our brand partners and consumers worldwide.

23.	How does DICK’S culture compare to Foot Locker’s?

•	Foot Locker and DICK’S share a commitment to building a strong omnichannel athlete experience, differentiated product assortment and deep engagement with its customers.
•	Our companies also share similar foundational values – integrity, excellence, innovation and teamwork – and we are confident DICK’S is the right partner to help us unlock Foot Locker’s full potential.

24.	Will we begin honoring DICK’S employee discount program and vice versa?

•	No. Until the closing of the transaction, DICK’S and Foot Locker will continue to operate as two separate entities.
•	Nothing is changing today and it remains business as usual for all of us at Foot Locker.

25.	Will we begin integrating Foot Locker’s and DICK’S loyalty programs for consumers so they can get credit for purchases across the combined banners?

•	No. Until the closing of the transaction, DICK’S and Foot Locker will continue to operate as two separate entities.
•	Nothing is changing today and it remains business as usual for all of us at Foot Locker.

26.	What should I do if a DICK’S employee contacts me with questions or requests for information? Can I contact employees from DICK’S?

•	Until the closing of the transaction, DICK’S and Foot Locker will continue to operate as two separate entities.
•	As such, no confidential information may be shared at this time.
•	All information shared with DICK’S should come at the discretion of Foot Locker’s management team.

27.	What should I tell brand partners, vendors, suppliers and/or customers if asked about the transaction?

•	You can let them know that we are excited about this transaction and the stronger global platform it will create for our partners, allowing us to enhance our position in the industry.
•	For now, it is business as usual and there are no changes to how we work with them.

Brand Partners, Vendors & Suppliers

28.	What does this mean for vendors / partners / suppliers?

•	We are excited about this transaction and the stronger global platform it will create for our partners, allowing us to enhance our position in the industry.
•	As part of DICK’S, we will be better positioned to serve the evolving needs of a broader range of consumers around the world and offer multiple platforms for both established and emerging partners to showcase their assortments and increase visibility.
•	For now, it is business as usual and there are no changes to how we work with you.

29.	Does this impact my contract with Foot Locker?

•	It is business as usual and there are no changes to your contract or how we work with you.
•	Should there be any updates, we’ll be sure to inform you.

30.	Does this transaction change how we work together?

•	It is business as usual and there are no changes to how we work with you.
•	We are excited about this transaction and the stronger global platform it will create for our partners, allowing us to enhance our position in the industry.

31.	Will my point of contact remain the same?

•	Yes, your point of contact at Foot Locker will remain the same.
•	Should there be any updates, we’ll be sure to inform you.

32.	Who can I contact if I have additional questions?
•	If you have additional questions, please reach out to your normal Foot Locker contact.

Customers

33.	What does this transaction mean for Foot Locker customers?

•	We are excited about joining forces with DICK’S.
•	Together with DICK’S, we will be even better positioned to expand sneaker culture and serve our customers.
•	There are no changes for our customers in the near term. You can continue to shop online, in our apps and in stores as usual.

34.	Will there be any changes to Foot Locker’s product offerings?

•	Together with DICK’S, we will be even better positioned to expand sneaker culture and serve our customers.
•	There are no changes to our product offerings as a result of this transaction. You can continue to shop online, in our apps and in stores as usual.

35.	Will there be changes to my local Foor Locker store or where I shop for Foot Locker products?

•	Our customers are our top priority, and you can continue to shop online, in our apps and in stores as usual.

36.	Can I still use Foot Locker gift cards? Are any customer or store policies changing as a result of the transaction?

•	You can continue to use any Foot Locker gift cards that you have.
•	Our customers are our top priority, and you can continue to shop online, in our apps and in stores as usual.

37.	Where can I find additional information?

•	You can read our press release on the Foot Locker website.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified as those that may predict, forecast, indicate or imply future results or performance and by forward-looking words such as “believe”, “anticipate”, “expect”, “estimate”, “predict”, “intend”, “plan”, “project”, “goal”, “will”, “will be”, “will continue”, “will result”, “could”, “may”, “might” or any variations of such words or other words with similar meanings. Any statements about DICK’S Sporting Goods, Inc.’s (“DICK’S Sporting Goods”), Foot Locker, Inc.’s (“Foot Locker”) or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. These statements are subject to known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time, many of which may be beyond DICK’S Sporting Goods’, Foot Locker’s and the combined company’s control. DICK’S Sporting Goods’, Foot Locker’s and the combined company’s future performance and actual results may differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements should not be relied upon as a prediction of actual results. Forward-looking statements include statements regarding, among other things, the benefits of the combination of DICK’S Sporting Goods and Foot Locker (the “Transaction”), including future financial and operating results and the combined company’s plans, objectives, expectations, intentions, growth strategies and culture and other statements that are not historical facts.

Factors that could cause actual results to differ materially from those expressed or implied in any forward-looking statements include, but are not limited to, current macroeconomic conditions, including prolonged inflationary pressures, potential changes to international trade relations, geopolitical conflicts and adverse changes in consumer disposable income; supply chain constraints, delays and disruptions; fluctuations in product costs and availability due to tariffs, currency exchange rate fluctuations, fuel price uncertainty and labor shortages; changes in consumer demand for products in certain categories and consumer lifestyle changes; intense competition in the sporting goods industry; the overall success of DICK’S Sporting Goods’, Foot Locker’s and the combined company’s strategic plans and initiatives; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s vertical brand strategy and plans; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s ability to optimize their respective distribution and fulfillment networks to efficiently deliver merchandise to their stores and the possibility of disruptions; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s dependence on suppliers, distributors, and manufacturers to provide sufficient quantities of quality products in a timely fashion; the potential impacts of unauthorized use or disclosure of sensitive or confidential customer, employee, vendor or other information; the risk of problems with DICK’S Sporting Goods’, Foot Locker’s and the combined company’s information systems, including e-commerce platforms; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s ability to attract and retain customers, executive officers and employees; increasing labor costs; the effects of the performance of professional sports teams within DICK’S Sporting Goods’, Foot Locker’s and the combined company’s core regions of operations; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s ability to control expenses and manage inventory shrink; the seasonality of certain categories of DICK’S Sporting Goods’, Foot Locker’s and the combined company’s operations and weather-related risks; changes in applicable tax laws, regulations, treaties, interpretations and other guidance; product safety and labeling concerns; the projected range of capital expenditures of DICK’S Sporting Goods, Foot Locker and the combined company, including costs associated with new store development, relocations and remodels and investments in technology; plans to return capital to stockholders through dividends and share repurchases, if any; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s ability to meet market expectations; the influence of DICK’S Sporting Goods’ Class B common stockholders and associated possible scrutiny and public pressure; compliance and litigation risks; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s ability to protect their respective intellectual property rights or respond to claims of infringement by third parties; the availability of adequate capital; obligations and other provisions related to DICK’S Sporting Goods’, Foot Locker’s and the combined company’s indebtedness; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s future results of operations and financial condition; the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the Transaction; the outcome of any legal proceedings that may be instituted against DICK’S Sporting Goods or Foot Locker, including with respect to the Transaction; the possibility that the Transaction does not close when expected or at all because required regulatory or shareholder approvals or other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction, including anticipated cost synergies, may not be fully realized or may take longer to realize than expected; the ability to promptly and effectively integrate the businesses of DICK’S Sporting Goods and Foot Locker following the closing of the Transaction; the dilution caused by the issuance of shares of DICK’S Sporting Goods common stock in the Transaction; the possibility that a Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the terms of the debt financing incurred in connection with the Transaction; reputational risk and potential adverse reactions of DICK’S Sporting Goods’ or Foot Locker’s customers, employees or other business partners; and the diversion of DICK’S Sporting Goods’ and Foot Locker’s management’s attention and time from ongoing business operations and opportunities due to the Transaction. These factors are not necessarily all of the factors that could cause DICK’S Sporting Goods’, Foot Locker’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm DICK’S Sporting Goods’, Foot Locker’s or the combined company’s results.

For additional information on these and other factors that could affect DICK’S Sporting Goods’ or Foot Locker’s actual results, see the risk factors set forth in DICK’S Sporting Goods’ and Foot Locker’s filings with the Securities and Exchange Commission (the “SEC”), including DICK’S Sporting Goods’ most recent Annual Report on Form 10-K, filed with the SEC on March 27, 2025, and its other filings with the SEC, and Foot Locker’s most recent Annual Report on Form 10-K, filed with the SEC on March 27, 2025, and its other filings with the SEC. DICK’S Sporting Goods and Foot Locker disclaim and do not undertake any obligation to update or revise any forward-looking statement in this presentation, except as required by applicable law or regulation. Forward-looking statements included in this presentation are made as of the date of this presentation.

Additional Information about the Merger and Where to Find It

In connection with the Transaction, DICK’S Sporting Goods intends to file with the SEC a registration statement on Form S-4, which will include a proxy statement of Foot Locker that also constitutes a prospectus for the shares of DICK’S Sporting Goods common stock to be offered in the Transaction. Each of DICK’S Sporting Goods and Foot Locker may also file other relevant documents with the SEC regarding the Transaction. This communication is not a substitute for the proxy statement/prospectus or registration statement or any other document that DICK’S Sporting Goods or Foot Locker may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to shareholders of Foot Locker. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT DICK’S SPORTING GOODS, FOOT LOCKER, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about DICK’S Sporting Goods, Foot Locker and the Transaction once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by DICK’S Sporting Goods will be available free of charge on DICK’S Sporting Goods’ website at https://investors.dicks.com. Copies of the documents filed with the SEC by Foot Locker will be available free of charge on Foot Locker’s website at https://investors.footlocker-inc.com.

Participants in the Solicitation

DICK’S Sporting Goods, Foot Locker and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Transaction. Information about the directors and executive officers of DICK’S Sporting Goods is set forth in DICK’S Sporting Goods’ proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on May 2, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001089063/000108906325000054/dks-20250501.htm, under the headings “Corporate Governance,” “Director Compensation,” “Executive Compensation,” “Transactions with Related Persons” and “Stock Ownership,” DICK’S Sporting Goods’ Annual Report on Form 10-K for the fiscal year ended February 1, 2025, which was filed with the SEC on March 27, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1089063/000108906325000012/dks-20250201.htm, and to the extent holdings of DICK’S Sporting Goods securities by its directors or executive officers have changed since the amounts set forth in DICK’S Sporting Goods’ proxy statement for its 2025 annual meeting of stockholders, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or Statements of Changes in Beneficial Ownership on Form 4, which are filed with the SEC. Information about the directors and executive officers of Foot Locker is set forth in Foot Locker’s proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on April 10, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/850209/000110465925033769/tm2425908-3_def14a.htm, under the headings “Governance,” “Director Compensation,” “Executive Compensation” and “Shareholder Ownership,” Foot Locker’s Annual Report on Form 10-K for the fiscal year ended February 1, 2025, which was filed with the SEC on March 27, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/850209/000143774925009620/floc20241213_10k.htm, and to the extent holdings of Foot Locker securities by its directors or executive officers have changed since the amounts set forth in Foot Locker’s proxy statement for its 2025 annual meeting of shareholders, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or Statements of Changes in Beneficial Ownership on Form 4, which are filed with the SEC.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by DICK’S Sporting Goods and Foot Locker will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by DICK’S Sporting Goods will be available free of charge on DICK’S Sporting Goods’ website at https://investors.dicks.com and those filed by Foot Locker will be available free of charge on Foot Locker’s website at https://investors.footlocker-inc.com.